

ThoughtShare Communications Inc.

400 – 56 East Second Avenue
Vancouver, B.C., Canada
V5T 1B1

P. 604.873.8724
F. 604.873.8772



January 7, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek, Office of International Corporate Finance

Dear Sirs:

Re: ThoughtShare Communications Inc. (formerly Meteor Technologies Inc.)
12g3-2(b) Exemption #82-2442

In order to maintain the above exemption in good standing, we enclose the following:

1. news release dated January 7, 2002; and
2. BC Form 53-901F dated January 7, 2002.

Yours very truly,

THOUGHTSHARE COMMUNICATIONS INC.
Per:

Marilyn Wong, Corporate Secretary

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

Open Learning Agency Goes Live with Latest Knowledge Management Technology for E-Learning

Vancouver, BC (January 7, 2002) – ThoughtShare Communications Inc. today announced that the Open Learning Agency (OLA) has gone live using Thoughtscape, ThoughtShare's information organizing solution, to assist in the development of its online education programs. An internationally recognized educational institution and a key strategic customer in the e-learning marketplace, OLA has committed to Thoughtscape as part of their mission to provide the latest in cutting-edge, versatile learning products.

Thoughtscape allows customers to intuitively find, organize, personalize and present information. This co-branded version of Thoughtscape will be utilized by OLA course designers to plan and develop curriculum, as well as deliver course material in the form of Thoughtscape PAKs. Thoughtscape will also be distributed to OLA students to help them in conducting research, as well as encouraging peer-to-peer collaboration.

"OLA's vision is to be an international leader in the educational use of technology and the delivery of non-traditional learning opportunities," says Enid McCauley, Director of Product Development at OLA. "ThoughtShare's web-based information management solution fits in extremely well with our strategy because it provides an innovative system that allows our staff and students to leverage the wealth of information that exists in today's world."

"ThoughtShare has always been at the forefront in terms of features and functionality, and we plan to stay ahead of the game, even as we work towards firmly establishing ourselves in new markets," says Fred Fabro, President of ThoughtShare. "OLA understands the universal importance of intuitive information management, and is demonstrating its client commitment by investing in our technology."

About Open Learning Agency

The Open Learning Agency is a fully accredited educational institution founded by the Government of British Columbia. Its mission is to enhance the personal growth of individuals and their performance in both society and the workplace through the provision of high-quality, flexible learning products, services, and systems.

About ThoughtShare Communications

ThoughtShare Communications is a leading developer of knowledge technologies that offer knowledge workers an intuitive way to extract and create knowledge from multiple information sources. ThoughtShare's knowledge technologies include personal e-research tools that "start where search engines stop" -- helping people increase the value of their research and gain a competitive edge in today's global marketplace. ThoughtShare is a Vancouver-based public company that trades on the Canadian Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

BC FORM 53-901F
(formerly Form 27)

SECURITIES ACT (BRITISH COLUMBIA)
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

1. **Reporting Issuer**

ThoughtShare Communications Inc. (the "Company")
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

2. **Date of Material Change**

January 7, 2002

3. **Press Release**

Issued on January 7, 2002 and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company announced that the Open Learning Agency (OLA) has gone live using Thoughtscape, the Company's information organizing solution, to assist in the development of its online education programs. An internationally recognized educational institution and a key strategic customer in the e-learning marketplace, OLA has committed to Thoughtscape as part of their mission to provide the latest in cutting-edge, versatile learning products.

5. **Full Description of Material Change(s)**

see attached news release

6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Marilyn Wong
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 7th day of January, 2002.

THOUGHTSHARE COMMUNICATIONS INC.
per:

"Marilyn Wong"

Marilyn Wong, Corporate Secretary